American Capital Mortgage Investment Corp.

2 Bethesda Metro Center, 14th Floor

Bethesda, Maryland 20814

March 9, 2012

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Facsimile: (202) 772-9202

RE:	American Capital Mortgage Investment Corp. Registration Statement on
Form S-11 (File No. 333-179647) (the “Registration Statement”)

Ladies and Gentlemen:

American Capital Mortgage Investment Corp., a Maryland corporation (the “Company”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Registration Statement be accelerated so that it may become effective at 4:10 p.m., Eastern Time, on March 13, 2012, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, AMERICAN CAPITAL MORTGAGE INVESTMENT CORP.

By:	/s/ Samuel A. Flax
Name: Samuel A. Flax Title: Executive Vice President and Secretary